Tel Aviv, June 6, 2017

 Our ref: 13096/2001

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Sol-Gel Technologies Ltd.

Draft Registration Statement on Form F-1

Submitted September 28, 2016

CIK No. 0001684693

Dear Ms. Hayes:

On behalf of Sol-Gel Technologies Ltd. (the “Company”), we provide the Company’s response to the comment letter dated April 28, 2017 relating to the above referenced filing.

For your convenience, the relevant comment of the Staff of the Securities and Exchange Commission (the “Staff”) has been restated below in its entirety in bold, with the Company’s response set forth immediately under it. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Registration Statement on Form F-1 (the “Registration Statement”).

Prospectus Summary, page 1

1.	Please delete your statement that you believe VERED has the potential to be more effective than currently marketed rosacea drugs. The statement is speculative and efficacy is a determination made by the FDA.

The Company has revised pages 2, 78, 82 and 88 of the Registration Statement in response to the Staff’s comment.

2.	We note your reference to Product Z and your statement that you have not identified Product Z for competitive reasons. Please note, it is not appropriate to reference the development of this product without providing sufficient information for investors to assess its significance. To the extent Product Z is material to your operations, please identify the brand-name drug and the indication. If Product Z is not material to your operations, please remove the references from the summary.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove references to Product Z.

3.	We note your response to comment 17. Please expand your discussion to explain that an improved "treatment landscape" may not result in significant improvements in results, if any.

The Company has revised pages 1, 64, 76 and 88 of the Registration Statement in response to the Staff’s comment.

Ms. Suzanne Hayes

Securities and Exchange Commission

June 6, 2017

Risks Related to Our Intellectual Property, page 38

4.	We note that in October 2011, Medicis Pharmaceutical Corporation entered into an assignment agreement with you to which Medicis assigned to you its entire interest in one of the patents upon which you rely for your product candidate TWIN. Please file your agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the assignment agreement with Medicis as an exhibit to the revised Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Accounting Policies and Estimates
Stock-Based Compensation, page 74

5.	In providing the information requested in prior comment 15, please quantify the enterprise value established at each valuation date and include a discussion of the reasons for the changes in your underlying enterprise value at each valuation date and as compared to your offering price.

The Company acknowledges the Staff's comment. The Company shall supplementally provide the information requested by the Staff once such information becomes available.

Branded Product Candidates, page 80

6.	We note your response to comment 18 that quantitative information on the royalty obligations is disclosed on pages 105-106 of the registration statement, currently 3% to 5% on the sales of products or services. However, on page 72 you state that "[u]nder the terms of the funding arrangements with NATI, royalties of 3.5% to 25% are payable on the sale of products." Please reconcile your disclosure.

In response to the Staff’s comment, the Company has revised page 106 to clarify that royalty rates of 1.3% to 5%, depending on the type of the Recipient Company (changed in the revised Registration Statement from a yearly rate of 3% to 5% due to a recent change in rules published by the Innovation Authority), refer to the general terms of the Innovation Authority's rules and guidelines. The Company has also revised page 72 to clarify that royalty rates of 3.5% to 25% refer to the specific terms of the funding arrangement between the Company and the Innovation Authority.

Intellectual Property, page 95

7.	We note your response to prior comment 23. Please clarify how your patent portfolio is structured in terms of which patents are proprietary and which patents you license and identify whether the material patents you referenced relate to the Yissum patents.

Upon further review, the Company respectfully acknowledges that its response to comment 23 in the Staff's prior letter, dated October 26, 2016, was not written clearly. The Company's encapsulated products (VERED, TWIN, and SIRS-T) are dependent on the Company's proprietary technology which make reference to technology licensed from Yissum. However, the Company products are not dependent on the technology licensed from Yissum.

Ms. Suzanne Hayes

Securities and Exchange Commission

June 6, 2017

The only patent and patent application which are material to the Company's business and operations are the proprietary patent and patent application of the Company which are described in the "Intellectual Property" section.

Report of Independent Registered Public Accounting Firm, Page F-2

8.	The report of your independent registered public accounting firm is not dated and does not include a conformed signature. Please have your independent registered public accounting firm revise their report to comply with the requirements of Rule 2.02 of Regulation S-X.

The Company acknowledges the Staff’s comment and notes that the Company has included in the Registration Statement a dated report of independent registered public accounting firm with a conformed signature.

Financial Statements

Notes to Financial Statements

Note 4 - Commitments, page F-12

9.	On page F-14 you disclose the terms of a development, manufacturing and commercialization agreement entered into with a third party in April 2015, as amended on October 26, 2015. With respect to the third party's obligation to reimburse you for 40% of the out-of-pocket clinical trial expenses and the resulting long-term receivable recognized, please disclose the settlement terms of any amounts due to you and how collectability of the receivable is evaluated.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-15 to disclose how the Company is evaluating the collectability of the receivables and to clarify the nature of the agreement with the third party.

The Company respectfully advises the Staff that the Company's agreement with the third party is for the development, manufacturing and commercialization of a generic product. To begin the FDA approval process, the Company must: (i) certify in its ANDA that the patent in question is invalid or is not infringed by the generic product (known as "paragraph IV certification"); and (ii) notify the patent holder of the submission of the ANDA. The patent holder may then file an infringement suit against the Company within 45 days of the ANDA notification. Under the agreement, both parties have full responsibility for the execution of both the clinical trial and the patent litigation stages; however, the Company will finance the clinical trial out-of-pocket expenses, while the third party will finance the patent litigation out-of-pocket expenses. The agreement also includes a reimbursement mechanism between the parties.

As of December 31, 2016, the Company has financed clinical trial out-of-pocket expenses in the amount of approximately $3 million, out of which 40% were financed on behalf of the third party. Since according to the agreement the Company is entitled to reimbursement by the third party for the payments made, the Company recognized a long-term receivable for this amount in its financial statements.

Ms. Suzanne Hayes

Securities and Exchange Commission

June 6, 2017

Exhibits, page II-3

10.	We note your response to comment 23. Please file your agreement with Yissum pursuant to Item 601(b)(10)(ii)(B) or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

The Company respectfully responds that as noted in its response to comment 7 above, the Company's encapsulated products (VERED, TWIN, and SIRS-T) are dependent on the Company's proprietary technology which make reference to technology licensed from Yissum. However, the Company products are not dependent on the technology licensed from Yissum, and the only patent and patent application which are material to the Company's business and operations are those which are proprietary to the Company.

For this reason, the Company believes the agreement with Yissum is not required to be filed as an exhibit.

* * * * *

We would be happy to discuss any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972-3-607-4444.

Very Truly Yours,

/s/ Gene Kleinhendler

Gene Kleinhendler, Adv.
Gross Kleinhendler Hodak Halevy Greenberg & Co.

cc: Alon Seri-Levy, Chief Executive Officer, Sol-Gel Technologies Ltd.